

SECURI1 04002345 ISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 39065

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

FEB 2 6 2004

REPORT FOR THE PERIOD BEGINNING____01-01-2003____ AND ENDING____12-31-2003____
                                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ALLIED FINANCIAL ADVISORS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4700 N. PROSPECT ROAD, SUITE 6
(No. and Street)

PEORIA HEIGHTS   ILLINOIS   61616
      (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JAMES E. ZOGBY   (309) 688 - 1800
                                                  (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RENNER, RICHARD L.
(Name – if individual, state last, first, middle name)

207 MAIN STREET, SUITE 430   PEORIA   ILLINOIS   61602
    (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 08 2004
THOMSON FINANCIAL



FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____JAMES E. ZOGBY_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ALLIED FINANCIAL ADVISORS, INC_____ , as of _____DECEMBER 31,_____, 20_03____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

none

_____
Signature

_____
Title

_____
Notary Public   2.16.04

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of ~~Income (Loss)~~. _EARNINGS AND RETAINED EARNINGS_
- ☒ (d) Statement of ~~Changes in Financial Condition~~. _CASH FLOWS_
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALLIED FINANCIAL ADVISORS, INC.

FINANCIAL STATEMENTS, SCHEDULES AND
REPORT OF INDEPENDENT
CERTIFIED PUBLIC ACCOUNTANT

December 31, 2003

Board of Directors   February 22, 2004
Allied Financial Advisors, Inc.
4700 N. Prospect Road, Suite 6
Peoria Heights, IL   61616

Gentlemen:

Professional standards require that I advise you of various matters concerning my recent concluded audit.

My Responsibility Under Generally Accepted Auditing Standards

My responsibility, as prescribed by professional standards, is to plan and perform this audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. My audit does not provide absolute assurance or guarantee the accuracy of the financial statements and is subject to the inherent risk that errors, irregularities (or illegal acts), if they exist, have not been detected. As part of my audit, I considered the Company's internal control structure. Such considerations were solely for the purpose of determining my audit procedures and not to provide any assurance concerning such internal control structure.

Significant Audit Adjustments

For purposes of this letter, professional standards define a significant audit adjustment as a proposed correction of the financial statement that, in my judgment, may not have been detected except through my auditing procedures. These adjustments may include those proposed by me but not recorded by the Company that could potentially cause future financial statements to be materially misstated, even though we have concluded that such adjustments are not material to the current financial statement.

During my audit, I did not note any significant audit adjustments.

Disagreements with Management

For purposes of this letter, professional standards define a disagreement with management as a matter, whether or not resolved to my satisfaction, concerning a financial accounting, reporting, or auditing matter which could be significant to the Company's financial statements or the auditor's report.

I am pleased to report that no such disagreements arose during the course of my audit.

Consultation with Other Accountants

Management has informed me that they have not consulted with other accountants during the year about auditing and accounting matters.

Difficulties Encountered in Performing the Audit

My audit was completed well within the deadline for completion and I had no difficulties in performing the audit.

Management Consulting Fees

During the year ended December 31, 2003, I did not perform any management consulting services for the Company.

This letter is solely for the internal use of the Board of Directors and management of Allied Financial Advisors, Inc. and should not be used for any other purpose.

If you have any questions or need further information concerning these matters, please call my office.

Sincerely

Richard L. Renner
Certified Public Accountant

RICHARD L. RENNER CERTIFIED PUBLIC ACCOUNTANT

207 MAIN STREET, SUITE 430　　　　　　　　OFFICE: (309) 673-7654　FAX: (309) 673-7651
PEORIA, ILLINOIS 61602　　　　　　　　　　E: rlrcpa@ameritech.net

Board of Directors　　　　　　　　　　　　　　　　　　February 22, 2004
Allied Financial Advisors, Inc.
4700 N. Prospect Road, Suite 6
Peoria Heights, IL　61616

Gentlemen:

Professional standards require that I advise you of various matters concerning my recent concluded audit.

My Responsibility Under Generally Accepted Auditing Standards

My responsibility, as prescribed by professional standards, is to plan and perform this audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. My audit does not provide absolute assurance or guarantee the accuracy of the financial statements and is subject to the inherent risk that errors, irregularities (or illegal acts), if they exist, have not been detected. As part of my audit, I considered the Company's internal control structure. Such considerations were solely for the purpose of determining my audit procedures and not to provide any assurance concerning such internal control structure.

Significant Audit Adjustments

For purposes of this letter, professional standards define a significant audit adjustment as a proposed correction of the financial statement that, in my judgment, may not have been detected except through my auditing procedures. These adjustments may include those proposed by me but not recorded by the Company that could potentially cause future financial statements to be materially misstated, even though we have concluded that such adjustments are not material to the current financial statement.

During my audit, I did not note any significant audit adjustments.

Disagreements with Management

For purposes of this letter, professional standards define a disagreement with management as a matter, whether or not resolved to my satisfaction, concerning a financial accounting, reporting, or auditing matter which could be significant to the Company's financial statements or the auditor's report.

I am pleased to report that no such disagreements arose during the course of my audit.

Consultation with Other Accountants

Management has informed me that they have not consulted with other accountants during the year about auditing and accounting matters.

Difficulties Encountered in Performing the Audit

My audit was completed well within the deadline for completion and I had no difficulties in performing the audit.

Management Consulting Fees

During the year ended December 31, 2003, I did not perform any management consulting services for the Company.

This letter is solely for the internal use of the Board of Directors and management of Allied Financial Advisors, Inc. and should not be used for any other purpose.

If you have any questions or need further information concerning these matters, please call my office.

Sincerely

Richard L. Renner
Certified Public Accountant

CONTENTS

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT

Board of Directors and Stockholder
Allied Financial Advisors, Inc.

I have audited the accompanying statement of financial condition of Allied Financial Advisors, Inc. as of December 31, 2003, and the related statements of earnings and retained earnings, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on the financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Allied Financial Advisors, Inc. at December 31, 2003 and the results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

My audit was made for the purpose of forming an opinion on the basic financial statements referred to above, taken as a whole. The following supplemental schedules are presented for purposes of additional analysis and are not a required part of the basic financial statements, but they are supplementary information required by Rule 17a-5 of the Securities and Exchange Commission.

♦   Computation of Net Capital Under Rule 15c3-1

♦   Computation for Determination of Reserve Requirements Under Rule 15c3-3

♦   Information for Possession or Control Requirements Under Rule 15c3-3

Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Richard L Renner
Certified Public Accountant

February 22, 2004

3

ALLIED FINANCIAL ADVISORS, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2003

ASSETS

CURRENT ASSETS:		
Cash	$ 40,062	
Accounts receivable	326	
Total current assets		$ 40,388
PROPERTY AND EQUIPMENT, at cost:		
Equipment - computer	$ 2,407	
Less accumulated depreciation	2,407	
Net property and equipment		0
OTHER ASSETS		
Stock warrants, at cost		46,115
Total Assets		$ 86,503

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:		
Accrued income taxes		$ 241
STOCKHOLDER'S EQUITY:		
Common stock, $1 par value; authorized, 56,000 shares;		
issued and outstanding, 7,000 shares	$ 1,000	
Additional paid-in capital	5,001	
Retained earnings	80,261	
Total stockholder's equity		86,262
Total Liabilities and Stockholder's Equity		$ 86,503

The accompanying notes are an integral part of this statement.

4

ALLIED FINANCIAL ADVISORS, INC.
STATEMENT OF EARNINGS AND RETAINED EARNINGS
For the year ended December 31, 2003

INCOME:		
Commissions	$ 11,651	
Interest	445	
Total income		$ 12,096
OPERATING EXPENSES:		
Insurance - bond	$ 403	
NASD & regulatory fees	1,662	
Data processing	0	
Professional services	650	
Total operating expenses		2,715
NET INCOME BEFORE INCOME TAXES		$ 9,381
PROVISION FOR INCOME TAXES		2,090
NET INCOME FOR THE YEAR		$ 7,291
RETAINED EARNINGS, Beginning of year		72,970
RETAINED EARNINGS, End of year		$ 80,261

The accompanying notes are an integral part of this statement.

5

ALLIED FINANCIAL ADVISORS, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the year ended December 31, 2003

Stockholder's Equity, beginning of year	$	78,971
Net income for the year		7,291
Additions (including non-conforming capital of $ - 0 -)		0
Deductions (including non-conforming capital of $ - 0 -)		0
Stockholder's Equity, end of year		86,262

The accompanying notes are an integral part of this statement.

6

ALLIED FINANCIAL ADVISORS, INC.
STATEMENT OF CASH FLOWS
For the year ended December 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES

Cash received - commissions and interest	$ 12,437	
Cash paid for services and fees	(2,715)	
Income taxes paid	(2,055)	
Net cash provided by operating activities		7,667
NET INCREASE IN CASH AND CASH EQUIVALENTS		$ 7,667
CASH AND CASH EQUIVALENTS, Beginning of year		32,395
CASH AND CASH EQUIVALENTS, End of year		$ 40,062

Reconciliation of net income to net cash provided by
operating activities

Net income for the year	$ 7,291

Adjustments to reconcile net income to net cash provided
by operating activities:

Decrease in accounts receivable	341
Increase in income taxes payable	35
NET CASH PROVIDED BY OPERATING ACTIVITIES	$ 7,667

The accompanying notes are an integral part of this statement.

NOTE 1 - SUMMARY OF ACCOUNTING POLICIES

Hoffman Securities Corporation was registered as a broker/dealer on January 28, 1988 with the Securities and Exchange Commission. The Company was inactive and in the development stage since its inception on August 21, 1987. In February, 1996 Hoffman Securities was purchased, restructured, and renamed Allied Financial Advisors, Inc. and remained in the development stage through December 31, 1996. In 1997, the Company became an active business receiving commissions on transactions and paying operating expenses.

NOTE 2 - NET CAPITAL

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may effectively restrict dividends of capital to stockholders. Under the above rules, the Company's "aggregate indebtedness," as defined, cannot exceed 1500% of its "net capital," as defined. At December 31, 2003 aggregate indebtedness and net capital were $241 and $40,147 respectively, or 0.6 percent. The Company's net capital requirements were $5,000 resulting in net capital in excess of requirements of $35,147.

Stock warrants were purchased in 2000 in the amount of $46,115 and included on the balance sheet as a non-allowed asset. This asset remains on the balance sheet as a non-allowed asset at December 31, 2003 and was deducted from the Company's net capital before applying the net capital computation. (Page 9)

NOTE 3 - SUBORDINATED LIABILITIES

The Company did not have any subordinated liabilities outstanding at December 31, 2003 or at any time during the year then ended.

NOTE 4 - RELATED PARTY TRANSACTIONS

All operating expenses of the corporation are guaranteed by a company related through common ownership.

NOTE 5 - INCOME TAXES

Income taxes for the Company at December 31, 2003 consist of the following:

Current year federal liability	$ 1,330
Current year state liability	761
Total provision	$ 2,091

ALLIED FINANCIAL INVESTORS, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
December 31, 2003

AGGREGATE INDEBTEDNESS	$ 241
NET CAPITAL - Stockholder's equity	$ 86,262
Less: Non-allowable assets	46,115
Total Net Capital	$ 40,147
REQUIRED NET CAPITAL	5,000
EXCESS NET CAPITAL	$ 35,147
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.6%

RECONCILIATION WITH FOCUS REPORT

Net capital as reported in the Company's most recent unaudited Focus Report - Part II	$ 40,147
Audit adjustment	none
Net capital per above	$ 40,147

The Company was exempt from Rule 15c3-3 because it does not carry security accounts for customers or perform custodial functions relating to customer securities.

207 MAIN STREET, SUITE 430
PEORIA, ILLINOIS 61602

OFFICE: (309) 673-7654   FAX: (309) 673-7651
E: rlrcpa@ameritech.net

REPORT OF INDEPENDENT CERTIFIED PUBLIC
ACCOUNTANTS ON INTERNAL ACCOUNTING
CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors and Stockholder
Allied Financial Advisors, Inc.

In planning and performing my audit of the financial statement of Allied Financial Advisors, Inc. for the year ended December 31, 2003, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the internal control structure.

As required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Allied Financial Advisors, Inc. that I considered relevant to the objectives stated in rule 17a-5. This included a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. I did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recording of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures referred to in the preceding paragraph are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of the structure to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or the effectiveness of the design and operation of policies and procedures may deteriorate.

11

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statement being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the accounting system and control procedures, including procedures for safeguarding securities, that I consider to be material weaknesses.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

This report is intended solely for the information and use of the directors and stockholder, management, the Securities and Exchange Commission and the National Association of Securities Dealers, Inc.

Richard L. Renner
Certified Public Accountant
February 22, 2004